SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                 Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                 No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to key financial and performance indicators for the first quarter of 2021, dated April 28, 2021	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

the impact of COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies and delay in network construction progress due to travel and other restrictions, decline in labor force, increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 28, 2021	By:	/s/ Ke Ruiwen
Name: Ke Ruiwen
Title: Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS

FOR THE FIRST QUARTER OF 2021

The unaudited financial data of the Group for the first quarter of 2021

•

Operating revenues were RMB106,873 million, representing an increase of 12.7% over the same period of last year; of which service revenues were RMB100,078 million, representing an increase of 8.6% over the same period of last year

•	EBITDA was RMB31,052 million, representing an increase of 3.0% over the same period of last year

•	Profit attributable to equity holders of the Company was RMB6,441 million, representing an increase of 10.6% over the same period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first quarter of 2021.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards)

	For the period from 1 January 2021 to 31 March 2021 (RMB million)	For the period from 1 January 2020 to 31 March 2020 (RMB million)	Increase/ (Decrease)
Operating revenues	106,873	94,793	12.7%
of which: Service revenues[1]	100,078	92,137	8.6%
Operating expenses
Depreciation and amortisation	(22,516)	(21,952)	2.6%
Network operations and support	(30,973)	(27,262)	13.6%
Selling, general and administrative	(14,131)	(12,571)	12.4%
Personnel expenses	(21,465)	(19,845)	8.2%
Other operating expenses	(9,252)	(4,954)	86.8%

Total operating expenses	(98,337)	(86,584)	13.6%

Operating profit	8,536	8,209	4.0%
Net finance costs	(546)	(871)	(37.3%)
Investment income and share of profits of associates	403	408	(1.2%)

Profit before taxation	8,393	7,746	8.4%
Income tax	(1,889)	(1,859)	1.6%

Profit for the quarter	6,504	5,887	10.5%
Profit attributable to:
Equity holders of the Company	6,441	5,822	10.6%
Non-controlling interests	63	65	(3.1%)

	As at 31 March 2021 (RMB million)	As at 31 December 2020 (RMB million)
Total Assets	713,721	715,096	(0.2%)
Total Liabilities	(341,101)	(348,921)	(2.2%)

Total Equity	372,620	366,175	1.8%

1.

Service revenues are calculated based on operating revenues minus sales of mobile terminals (first quarter of 2021: RMB4,577 million; first quarter of 2020: RMB1,441 million), sales of wireline equipment and other non-service revenues (first quarter of 2021: total RMB2,218 million; first quarter of 2020: total RMB1,215 million).

Business Data

	As at 31 March 2021/ For the period from 1 January 2021 to 31 March 2021	As at 31 December 2020/ For the period from 1 October 2020 to 31 December 2020	As at 30 September 2020/ For the period from 1 July 2020 to 30 September 2020
Mobile Subscribers (Million)	356.25	351.02	349.35
of which 5G Package Subscribers (Million)	111.23	86.50	64.80
Net Add of Mobile Subscribers (Million)	5.23	1.67	5.88
of which Net Add of 5G Package Subscribers (Million)	24.73	21.70	26.96
Handset Data Traffic (kTB)[2]	10,318.8	10,297.5	9,273.5
Mobile Voice Usage (Billion Minutes)	148.02	337.26	162.98
Wireline Broadband Subscribers (Million)	161.55	158.53	156.75
Net Add of Wireline Broadband Subscribers (Million)	3.02	1.78	2.61
Access Lines in Service (Million)	107.53	107.88	108.35
Net Increase/(Decrease) of Access Lines in Service (Million)	(0.35)	(0.47)	(0.75)
Wireline Local Voice Usage (Billion Pulses)	9.05	10.45	11.34
Wireline Long Distance Usage (Billion Minutes)	1.86	2.16	2.34

For the first quarter of 2021, the Company firmly seized opportunities emerging from the digital transformation of the economy and society and promoted the “Cloudification and Digital Transformation” strategy on all fronts, achieving apparent enhancement in operating results. Operating revenues were RMB106,873 million, representing an increase of 12.7% over the same period of last year. Service revenues were RMB100,078 million, representing an increase of 8.6% over the same period of last year with the growth rate continuously surpassing the industry average.

For the first quarter of 2021, mobile service revenues of the Group amounted to RMB48,417 million, representing an increase of 8.1% over the same period of last year. Wireline service revenues amounted to RMB51,661 million, representing an increase of 9.1% over the same period of last year. The Company persisted in achieving a valuable scale expansion in the mobile subscriber market. With continuous and rapid penetration of 5G, the number of 5G package subscribers reached approximately 111 million with a penetration rate of 31.2% while the number of mobile subscribers was approximately 356 million with a net addition of 5.23 million. The handset data traffic2 increased by 43.9% over the same period of last year. Mobile ARPU was RMB45.6, representing an increase of 2.7% over the same period of last year and becoming stabilised with an upward trend. The Company continuously promoted the integration and upgrade of family informatisation services, achieving enhancement of the overall value of Smart Family. Revenues from wireline broadband access amounted to RMB18,915 million, representing an increase of 9.8% over the same period of last year. Broadband access ARPU amounted to RMB39.4, representing an increase of 4.8% over the same period of last year. Revenue from Smart Family maintained rapid growth and its value contribution became increasingly prominent. Broadband blended ARPU3 amounted to RMB46.3, representing an increase of 6.9% over the same period of last year. The Company strengthened informatisation expansion capabilities as well as operational vitality in government and enterprise market. Revenues from Industrial Digitalisation4 grew rapidly and reached RMB23,872 million, representing an increase of 13.4% over the same period of last year and maintaining the industry-leading position in terms of revenue size and market share.

2.	Handset data traffic represents the data traffic generated from 3G, 4G and 5G handset internet access.
3.

Broadband blended ARPU is calculated based on the sum of monthly average revenues from broadband access, e-Surfing HD and Smart Family applications and services divided by the average number of broadband subscribers.

4.	Industrial Digitalisation includes Industry Cloud, IDC, Network Dedicated Line, Internet of Things (IoT), Internet Finance, digitalised platform and Big Data services.

For the first quarter of 2021, the operating expenses of the Group increased by 13.6% over the same period of last year. Benefiting from the Company’s focus on demand orientation together with the full efforts in promoting network co-building and co-sharing as well as precision control over capital expenditure, the depreciation and amortisation expenses increased by 2.6% over the same period of last year. In order to support the development of 5G and Industrial Digitalisation services, the Company continuously optimised network quality and capabilities while improving user perception. The network operations and support expenses increased by 13.6% over the same period of last year while the Company will take effective measures to control the increase in the relevant costs. The selling, general and administrative expenses increased by 12.4% over the same period of last year which was mainly attributable to the increase in selling expenses for the period while there was a decline in marketing activities in the same period in year 2020 as a result of the epidemic. In 2021, the Company will continuously endeavour to control the increase in selling expenses while maintaining the necessary deployment in marketing resources to firmly seize the 5G development opportunity. The personnel expenses increased by 8.2% over the same period of last year, which was mainly due to the Company’s increased recruitment of high-tech talents to strengthen the corporate sci-tech innovation capabilities and increased incentives for frontline employees and high performance teams so as to enhance employees’ vitality. Other operating expenses increased by 86.8% over the same period of last year which was mainly attributable to the significant increase in the scale of mobile terminals sold as a result of the rapid popularisation of 5G. The Company continued to enhance capital management capabilities and implemented financing precision management, which effectively controlled the level of indebtedness. As a result, the net finance costs decreased by 37.3% over the same period of last year. The investment income and share of profits of associates decreased by 1.2% over the same period of last year. The profit attributable to equity holders of the Company was RMB6,441 million, representing an increase of 10.6% over the same period of last year. EBITDA5was RMB31,052 million, representing an increase of 3.0% over the same period of last year. EBITDA margin6 was 31.0%.

In the future, the Company will stand on a new development stage to implement new development philosophy and establish new development pattern while seizing the opportunities brought by the robust development of digital economy as well as the accelerated digital transformation of the society, endeavouring to comprehensively and deeply promote the “Cloudification and Digital Transformation” strategy. Persisting in carrying out deepened reforms, the Company strives to proceed the plan for the offering and listing of A Shares. Through innovative systems and mechanisms, corporate and employees’ vitality are enhanced while sustainable development capabilities are strengthened resulting from the expansion in ecological cooperation. The Company will strengthen the sci-tech innovation centred around problem-tackling of core technologies and accelerate the integration of 5G, cloud and AI to develop new information infrastructure. Driven and stimulated by converged scenarios, the informatisation demands from the society are continuously ever-migrating and evolving so as to build digitalised platform and to proactively empower internal and external digital transformation. The Company will also take the initiative to shoulder the social responsibility to promote rural revitalisation and facilitate the construction of Cyberpower, digital China and smart society, striving to share the results of high-quality development with shareholders and customers and concurrently continuing to create value for the society.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

5.	EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
6.	EBITDA margin is calculated based on EBITDA divided by service revenues.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen
Chairman and Chief Executive Officer

Beijing, China, 28 April 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).